Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended December 31, 2021

HAMILTON, Bermuda, February 23, 2022 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its preliminary financial results for the quarter ended December 31, 2021.

Highlights

●	99.9% availability of FSRUs for the fourth quarter of 2021
●	Reported total time charter revenues of $36.2 million for the fourth quarter of 2021, compared to $36.1 million of time charter revenues for the fourth quarter of 2020
●	Generated operating income of $22.5 million, net income of $16.2 million and limited partners’ interest in net income of $12.3 million for the fourth quarter of 2021, compared to operating income of $25.5 million, net income of $18.5 million and limited partners’ interest in net income of $14.8 million for the fourth quarter of 2020
●	Operating income, net income and limited partners’ interest in net income were impacted by unrealized gains on derivative instruments for the fourth quarter of 2021 and 2020, mainly on the Partnership’s share of equity in earnings of joint ventures
●	Continued measures to mitigate the risks from the COVID-19 pandemic and ensure health and safety of crews and staff, whose wellbeing is the Partnership’s highest priority
●	As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Höegh LNG Lampung (“PT HLNG”) in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM.
●	On September 23, 2021 the Partnership announced that it had entered into an agreement with a subsidiary of New Fortress Energy Inc (“New Fortress”) to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with a planned commencement of the FSRU operations now expected in March 2022 (the “NFE Charter”). From November 26, 2021 until the FSRU operations commence, New Fortress is chartering the vessel for LNG carrier operations. The Partnership has also entered into an agreement to suspend the prior charter for the Höegh Gallant with a subsidiary of Höegh LNG Holdings Ltd. (“Hӧegh LNG”), with effect from the commencement of the NFE Charter (the “Suspension Agreement”). The charter rate under the NFE Charter, in line with the current market, will be lower than under the prior charter for the Höegh Gallant. However, under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the prior charter with the addition of a modest increase until July 31, 2025, the original expiration date of the charter with a subsidiary of Hӧegh LNG. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension Agreement, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.
●	On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is Guillermo Sanchez v. Höegh LNG Partners LP, et al., Case No. 2:21-cv-19374. The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys’ fees and any other relief the court deems proper. A substantially identical lawsuit named Arthur F. Roizman v. Höegh LNG Partners LP, et al., Case No. 1:21-cv-19613, was filed in the same court on November 3, 2021. The Partnership believes the allegations in these suits are without merit and intends to vigorously defend against them.

●	On November 30, 2021, the SRV Joint Gas Ltd, a joint venture owned 50% by the Partnership, and the owner of the Neptune, closed the refinancing of the Neptune debt facility (the “New Neptune Facility”) which has an initial loan amount of $154 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Neptune Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Neptune. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $3 million from the Partnership. The New Neptune Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Neptune debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Neptune Facility's loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Neptune Facility.
●	On December 6, 2021, the Partnership announced that the board of directors of the Partnership (the “HMLP Board”) received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $4.25 in cash per common unit. Hӧegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Hӧegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding the Offer are ongoing.
●	On December 15, 2021, the SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership, and the owner of the Cape Ann, signed a new loan agreement to refinance the existing Cape Ann debt facility that matures on June 1, 2022. Subject to customary closing conditions the closing and the drawdown under the new facility are expected to occur on or about the maturity date of the existing facility. The terms and conditions for the new Cape Ann facility are largely identical to the New Neptune Facility.
●	On December 24, 2021, the Partnership closed a refinancing of the PGN FSRU Lampung debt facility’s commercial tranche’s outstanding amount of $15.5 million in full. The refinanced PGN FSRU Lampung debt facility’s commercial tranche will amortize with equal quarterly installments to zero by June 2026, subject to a cash sweep mechanism. The refinanced commercial tranche bears interest at a rate equal to three months LIBOR plus a margin of 3.75%, whereas the export credit tranche continues to bear interest at a rate equal to three months LIBOR plus a margin of 2.3%. Borrowings under the export credit tranche continue to be hedged with interest rate swaps, while the refinanced commercial tranche is unhedged. The interest rate swaps are not reflected in the above-mentioned interest rate for the export credit tranche.
●	On February 15, 2022, paid a cash distribution of $0.01 per common unit with respect to the fourth quarter of 2021.
●	On February 15, 2022, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (“Series A preferred unit”), for the period commencing on November 15, 2021 to February 14, 2022.

Financial Results Overview

For the three months ended December 31, 2021, each of the Partnership’s FSRUs have had 99.9% availability due to the diligent efforts of the crew and staff to ensure all aspects of operations continued to function smoothly in spite of challenges as a result of the COVID-19 pandemic. The Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has fulfilled its obligations under the time charter contracts, and with the exception of some minor technical down-time on one vessel, did not experience any off-hire for its FSRUs for the three months ended December 31, 2021.

The Partnership reported net income of $16.2 million for the three months ended December 31, 2021, a decrease of $2.3 million from net income of $18.5 million for the three months ended December 31, 2020. Net income was impacted by unrealized gains on derivative instruments for the fourth quarter of 2021 and 2020, mainly included in the Partnership’s share of equity in earnings of joint ventures.

Excluding all of the unrealized gains on derivative instruments, net income for the three months ended December 31, 2021 would have been $14.2 million, a decrease of $3.2 million from $17.4 million for the three months ended December 31, 2020. Excluding the impact of the unrealized gains on derivatives, the decrease is primarily due to higher operating expenses and higher administrative expenses which were partially offset by lower income tax expense for the three months ended December 31, 2021, compared to the corresponding period in 2020.

Preferred unitholders’ interest in net income was $3.9 million for the three months ended December 31, 2021, an increase of $0.1 million from $3.8 million due to additional preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners’ interest in net income for the three months ended December 31, 2021 was $12.3 million, a decrease of $2.4 million from limited partners’ interest in net income of $14.7 million for the three months ended December 31, 2020. Excluding all of the unrealized gains on derivative instruments, limited partners’ interest in net income for the three months ended December 31, 2021 would have been $10.3 million, a decrease of $3.3 million from limited partners’ interest in net income of $13.6 million for the three months ended December 31, 2020.

Equity in earnings of joint ventures for the three months ended December 31, 2021 was $5.4 million, an increase of $1.2 million from equity in earnings of joint ventures of $4.2 million for the three months ended December 31, 2020. The joint ventures own the Neptune and the Cape Ann. Unrealized gains on derivative instruments in the Partnership’s joint ventures impacted the equity in earnings of joint ventures for the three months ended December 31, 2021 and 2020, respectively. The joint ventures have previously not applied hedge accounting for interest rate swaps, and all changes in fair value have been included in equity in earnings (losses) of joint ventures. After the refinancing of the New Neptune Facility on November 30, 2021 hedge accounting is applied for the Neptune. Excluding the unrealized gains on derivative instruments for the three months ended December 31, 2021 and 2020, the equity in earnings of joint ventures would have been $3.4 million for the three months ended December 31, 2021, an increase of $0.4 million from $3.0 million for the three months ended December 31, 2020. Excluding the unrealized gains on derivative instruments for the three months ended December 31, 2021 and 2020, the increase was mainly due to higher time charter revenue partially offset by higher operating expenses and financial expenses for the three months ended December 31, 2021, compared to those for the three months ended December 31, 2020. The Partnership’s share of its joint ventures’ operating income was $5.9 million for the three months ended December 31, 2021 compared to $5.8 million for the three months ended December 31, 2020.

Operating income for the three months ended December 31, 2021 was $22.5 million, a decrease of $3.0 million from operating income of $25.5 million for the three months ended December 31, 2020. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the three months ended December 31, 2021 and 2020, operating income for the three months ended December 31, 2021 would have been $20.4 million, a decrease of $3.9 million from $24.3 million for the three months ended December 31, 2020.

Segment EBITDA1 for the three months ended December 31, 2021 was $30.5 million, a decrease of $4.4 million from $34.9 million for the three months ended December 31, 2020.

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1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Total operating expenses for the three months ended December 31, 2021 were $19.1 million, an increase of $4.4 million from $14.7 million for the three months ended December 31, 2020. The increase is principally due to higher vessel operating expenses and administrative expenses for the three months ended December 31, 2021, compared with the three months ended December 31, 2020.

The increase in vessel operating expenses are mainly related to the Höegh Gallant as a result of preparing and relocating the vessel for performance under the NFE Charter.

Total financial expense, net for the three months ended December 31, 2021 was $5.8 million, an increase of $0.1 million from $5.7 million for the three months ended December, 2020. Interest expense decreased by $0.2 million and other items, net increased by $0.3 million for the three months ended December 31, 2021, compared with the three months ended December 31, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedges, commitment fees and amortization of debt issuance costs for the period. The decrease of $0.2 million in interest expense in the fourth quarter of 2021 compared to the fourth quarter of 2020 was principally due to repayment of outstanding loan balances for the facility financing the PGN FSRU Lampung (“Lampung facility”) and the commercial and export tranche of the $385 million facility financing the Höegh Gallant and the Höegh Grace (the “$385 million facility”). The increase of $0.3 million in other items, net in the fourth quarter of 2021 compared to the fourth quarter of 2020 was principally due to lower foreign exchange gain in the fourth quarter of 2021 compared to the fourth quarter of 2020.

Segment Information

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other”. For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarters Ended December 31, 2021 and 2020” beginning on page 18.

Segment EBITDA for Majority held FSRUs for the three months ended December 31, 2021 was $24.1 million, a decrease of $4.2 million from $28.3 million for the three months ended December 31, 2020. The decrease is mainly due to increased operating expenses on the Höegh Gallant as a result of preparing and relocating the vessel for performance under the NFE Charter.

Segment EBITDA for the Joint venture FSRUs for the three months ended December 31, 2021 and 2020, was $8.3 million for both periods.

For Other, Segment EBITDA consists of administrative expenses. Administrative expenses for the three months ended December 31, 2021 were $ 1.9 million, an increase of $0.2 million from $1.7 million for the three months ended December 31, 2020.

Financing and Liquidity

As of December 31, 2021, the Partnership had cash and cash equivalents of $42.5 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.4 million, and long-term restricted cash required under the long-term debt facility for the Lampung facility was $11.0 million as of December 31, 2021. As of February 23, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.1 million on the $85 million revolving credit facility from Höegh LNG. However, the Partnership has received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to the Partnership thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung, as described below.

On December 24, 2021, the Partnership closed a refinancing of the PGN FSRU Lampung debt facility’s commercial tranche’s outstanding amount of $15.5 million in full. The refinanced PGN FSRU Lampung debt facility’s commercial tranche will amortize with equal quarterly installments to zero by June 2026, subject to a cash sweep mechanism. The refinanced facility includes certain restrictions on the use of cash generated by the PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung Facility, PT HLNG.

Furthermore, each quarter, 50% of the PGN FSRU Lampung's generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung Facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT HLNG and pledged in favor of the lenders until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

The refinanced commercial tranche bears interest at a rate equal to three months LIBOR plus a margin of 3.75%, whereas the export credit tranche continues to bear interest at a rate equal to three months LIBOR plus a margin of 2.3%. Borrowings under the export credit tranche continue to be hedged with interest rate swaps, while the refinanced commercial tranche is unhedged. The interest rate swaps are not reflected in in the above-mentioned interest rate for the export credit tranche. The Partnership has provided a guarantee in favor of the interest rate swap providers and the lenders of the commercial tranche and the export credit tranche.

On November 30, 2021, SRV Joint Gas Ltd, the owner of the Neptune, closed the New Neptune Facility. The New Neptune Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Neptune. The New Neptune Facility has an initial loan amount of $154 million and is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $3 million from the Partnership. The New Neptune Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Neptune debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Neptune Facility's loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Neptune Facility.

The Partnership and the other SRV Joint Gas Ltd shareholders have provided guarantees for the New Neptune Facility in favor of the lenders and swap providers. The guarantees are capped at a total amount of $15 million in aggregate, of which the Partnership is liable for up to $7.5 million. The Partnership and the other shareholders have also pledged their shares in SRV Joint Gas Ltd as security for the facility.

The covenants and restrictions contained in the previous Neptune facility are largely continued in the New Neptune Facility, including but not limited to a covenant to retain restricted cash for debt service for the next 6 months. Furthermore, in order for SRV Joint Gas Ltd to pay dividends or repay the subordinated shareholder loans, a 1.20 historical and projected debt service coverage ratio must be met, no event of default must then be continuing, and debt service reserve and retention accounts must remain fully funded.

On December 15, 2021, SRV Joint Gas Two Ltd, the owner of the Cape Ann, signed a new loan agreement to refinance the existing Cape Ann debt facility that matures on June 1, 2022. Subject to customary closing conditions the closing and the drawdown under the new facility are expected to occur on or about the maturity date of the existing facility. The terms and conditions for the new Cape Ann facility are largely identical to the New Neptune Facility.

As of December 31, 2021, the Partnership has no material commitments for capital expenditures. During the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the quarter, of which $3.5 million is recorded as operating expenses and $1.4 million is capitalized under Vessels, net of accumulated depreciation on the consolidated balance sheet. Pursuant to an agreement entered with Höegh LNG's subsidiary, the Partnership will receive, by the end of February 2022, indemnification payments for 50% of the amount incurred in the fourth quarter of 2021. When received, the indemnification payments will be recorded as contributions to equity.

During the fourth quarter of 2021, the Partnership made quarterly repayments of $4.5 million on the Lampung facility and $6.4 million on the $385 million facility.

The Partnership’s book value and outstanding principal of total long-term debt was $411.0 million and $416.7 million, as of December 31, 2021, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

On July 27, 2021, the Partnership’s board of directors announced a reduction in the quarterly cash distribution on its common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and fourth quarters of 2021. The Partnership intends to use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

As of December 31, 2021, the Partnership's total current liabilities exceeded total current assets by $4.9 million. The current portion of long-term debt reflects principal payments for the next twelve months including an additional payment of $2.6 million that was settled in January 2022 due to the cash sweep mechanism in the refinanced Lampung facility.

The current liabilities are expected to be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities. The Partnership believes its cash flows from operations, including distributions to it from Höegh LNG Cyprus Limited, and Höegh LNG FSRU Ltd as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet its debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to its unitholders at its current level of distributions, for the next twelve months assuming the closing of the new Cape Ann facility on a timely basis and continuing compliance with covenants under its credit facilities.

As of December 31, 2021, the Partnership had outstanding interest rate swap agreements for a total notional amount of $272.8 million to hedge against the floating interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to these facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

In November 2021, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the third quarter of 2021.

In November 2021, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2021 to November 14, 2021.

On February 15, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the fourth quarter of 2021.

On February 15, 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2021 to February 14, 2022.

For the period from October 1, 2021 to February 23, 2022, no Series A preferred units or common units were sold under the Partnership’s ATM program.

Management Transition

On November 1, 2021, Mr. Sveinung J. S. Støhle stepped down from his position as the Partnership’s Chief Executive Officer in order to pursue an alternative career opportunity. The Board of Directors of the Partnership is undertaking a process to select a successor for the CEO position, and has appointed Håvard Furu, the Partnership’s Chief Financial Officer, to also act as the Partnership’s interim Chief Executive Officer while the board conducts its search.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. While there is a pending arbitration as further discussed below, as of February 23, 2022, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers.

Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, leased the Höegh Gallant under lease and maintenance agreement with a subsidiary of Höegh LNG (the “Subsequent Charter”) (which has subsequently been suspended as described below), entered into the Suspension Agreement and provided the Partnership the $85 million revolving credit facility. However, in July 2021, the Partnership received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung. With these recent changes, the Partnership’s liquidity and financial flexibility has been reduced. If Höegh LNG is unable to meet its obligations to us under the Suspension Agreement or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. Furthermore, if the Partnership’s other charterparties or third-party lenders are unable to meet their obligations to the Partnership under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make distributions to unitholders could be materially adversely affected.

Höegh LNG’s ability to make payments to the Partnership under the Suspension Agreement and funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or the Partnership, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired.

If financial institutions providing the Partnership’s interest rate swaps or lenders under the revolving credit facilities are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. If the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter dated July 13, 2021, the charterer under the LOM for the PGN FSRU Lampung raised certain issues with PT HLNG in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT HLNG. On August 2, 2021 the charterer served a notice of arbitration to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT HLNG has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM. PT HLNG will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event the outcome of the dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, financial condition, results of operations and ability to make distributions to unitholders.

On September 23, 2021, the Partnership entered into the NFE Charter with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with a planned commencement of the FSRU operations now expected in March 2022. From November 26, 2021 until the FSRU operations commence, New Fortress is chartering the vessel for LNG operations. The Partnership has also entered into the Suspension Agreement to suspend the prior charter for the Höegh Gallant with a subsidiary of Höegh LNG, with effect from the commencement of the NFE Charter. The charter rate under the NFE Charter, in line with the current market, will be lower than under the Subsequent Charter for the Höegh Gallant. However, under the Suspension Agreement, Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Subsequent Charter plus a modest increase, mainly to cover higher operating expenses and taxes under the NFE Charter (“Suspension Payments”). The Suspension Payments will continue until July 31, 2025, the original expiration date of the Subsequent Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension Agreement, certain capital expenditures and maintenance expenses incurred to prepare and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a cap on the obligations of the Partnership.

The outbreak of Coronavirus (COVID-19) has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigating actions are in place to minimize the risk of outbreaks. To date, the Partnership has not had service interruptions on the Partnership’s FSRUs. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

On December 6, 2021, the Partnership announced that the HMLP Board received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $4.25 in cash per common unit. Höegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Höegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding the Offer are ongoing. The proposed transaction is subject to a number of contingencies, including the approval by the Conflicts Committee, the HMLP Board and the Höegh LNG board of directors of any definitive agreement and, if a definitive agreement is reached, the approval by the holders of a majority of outstanding common units in the Partnership. The transaction would also be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

Presentation of Fourth Quarter 2021 Results

A presentation will be held today, Wednesday, February 23, 2022, at 8:30 A.M. (EST) to discuss financial results for the fourth quarter of 2021. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a.	Webcast

https://www.webcaster4.com/Webcast/Page/942/44660

b.	Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until March 2, 2022.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	9203421

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;
●	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;
●	the Partnership’s distribution policy and ability to make cash distributions on its units or any changes in the quarterly distributions on the units;
●	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;
●	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Suspension Agreement and the $85 million revolving credit facility and its guarantee and indemnification obligations;
●	the change in the ability of Höegh LNG to compete with the Partnership as a result of its completion of the Amalgamation;
●	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;
●	the response to Hӧegh LNG’s non-binding proposal to acquire all of the Partnership’s publicly held common units;
●	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;
●	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;
●	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;
●	the Partnership’s anticipated growth strategies, including the acquisition of vessels;
●	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
●	effects of volatility in global prices for crude oil and natural gas;
●	the effect of the worldwide economic environment;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
●	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
●	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;
●	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the exercise of purchase options by the Partnership’s customers;
●	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;
●	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
●	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
●	the operating performance of the Partnership’s vessels and any related claims by Total S.A., PGN LNG or other customers;
●	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
●	the results of the arbitration with the charterer of PGN FSRU Lampung;
●	timely acceptance of the Partnership’s vessels by their charterers;
●	termination dates and extensions of charters;
●	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
●	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;
●	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;
●	the number of offhire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;
●	the Partnership’s general and administrative expenses as a publicly traded limited partnership and fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreement;
●	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	the Partnership’s ability to hire or retain key employees;

●	customers’ increasing emphasis on environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
●	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;
●	the Partnership’s business strategy and other plans and objectives for future operations;
●	the Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and
●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 and subsequent annual reports on Form 20-F and quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2021	2020	2021	2020
REVENUES
Time charter revenues	$36,192	$36,059	$141,260	$143,095
Total revenues	36,192	36,059	141,260	143,095
OPERATING EXPENSES
Vessel operating expenses	(10,632)	(6,826)	(28,845)	(24,072)
Administrative expenses	(3,405)	(2,703)	(12,410)	(9,740)
Depreciation and amortization	(5,099)	(5,210)	(20,418)	(20,937)
Total operating expenses	(19,136)	(14,739)	(61,673)	(54,749)
Equity in earnings (losses) of joint ventures	5,439	4,217	25,836	6,420
Operating income (loss)	22,495	25,537	105,423	94,766
FINANCIAL INCOME (EXPENSE), NET
Interest income	156	136	553	605
Interest expense	(5,390)	(5,583)	(26,829)	(24,430)
Other items, net	(569)	(252)	(2,862)	(2,232)
Total financial income (expense), net	(5,803)	(5,699)	(29,138)	(26,057)
Income (loss) before tax	16,692	19,838	76,285	68,709
Income tax expense	(532)	(1,325)	(16,290)	(5,564)
Net income (loss)	$16,160	$18,513	$59,995	$63,145
Preferred unitholders’ interest in net income	3,877	3,785	15,508	14,802
Limited partners’ interest in net income (loss)	$12,283	$14,728	$44,487	$48,343

Earnings per unit
Common unit public (basic and diluted)	$0.37	$0.43	$1.32	$1.40
Common unit Höegh LNG (basic and diluted)	$0.37	$0.46	$1.35	$1.51

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$42,519	$31,770
Restricted cash	8,410	7,198
Trade receivables	3,653	415
Amounts due from affiliates	7,500	3,639
Advances to joint ventures	—	3,284
Current portion of net investment in financing lease	5,426	4,969
Prepaid expenses and other receivables	3,772	3,883
Total current assets	71,280	55,158
Long-term assets
Restricted cash	10,991	12,095
Accumulated earnings of joint ventures	35,708	9,690
Advances to joint ventures	7,511	869
Vessels, net of accumulated depreciation	602,289	619,620
Other equipment	100	109
Intangibles and goodwill	11,301	14,056
Net investment in financing lease	263,862	269,288
Long-term deferred tax asset	144	102
Other long-term assets	822	823
Total long-term assets	932,728	926,652
Total assets	$1,004,008	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31,	December 31,
	2021	2020
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$46,385	$59,119
Trade payables	3,890	467
Amounts due to owners and affiliates	3,655	2,600
Value added and withholding tax liability	935	1,445
Derivative instruments	5,239	6,945
Accrued liabilities and other payables	16,105	7,232
Total current liabilities	76,209	77,808
Long-term liabilities
Long-term debt	339,687	355,470
Revolving credit facility due to owners and affiliates	24,942	18,465
Derivative instruments	7,631	19,530
Long-term tax liability	6,391	2,668
Long-term deferred tax liability	18,462	14,430
Other long-term liabilities	166	124
Total long-term liabilities	397,279	410,687
Total liabilities	473,488	488,495
EQUITY
8.75% Series A preferred units	176,078	167,760
Common units public	317,515	308,850
Common units Höegh LNG	52,626	46,277
Accumulated other comprehensive income (loss)	(15,699)	(29,572)
Total partners’ capital	530,520	493,315
Total equity	530,520	493,315
Total liabilities and equity	$1,004,008	$981,810

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	December 31,
	2021	2020
OPERATING ACTIVITIES
Net income (loss)	$16,160	$18,513
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,099	5,210
Equity in (earnings) losses of joint ventures	(5,439)	(4,217)
Changes in accrued interest income on advances to joint ventures	(119)	(82)
Amortization of deferred debt issuance cost	464	552
Amortization in revenue for above market contract	695	695
Expenditure for drydocking	(1,472)	—
Changes in accrued interest expense	248	(146)
Receipts from repayment of principal on financing lease	1,283	1,175
Unrealized foreign exchange losses (gains)	(38)	(402)
Unrealized loss (gain) on derivative instruments	105	37
Non-cash revenue: tax paid directly by charterer	(232)	(229)
Non-cash income tax expense: tax paid directly by charterer	232	229
Deferred tax expense and provision for tax uncertainty	(362)	475
Issuance of units for Board of Directors’ fees	—	53
Other adjustments	(7)	(14)
Changes in working capital:
Trade receivables	780	4,120
Inventory	20	—
Prepaid expenses and other receivables	(567)	(603)
Trade payables	2,673	197
Amounts due to owners and affiliates	(3,258)	192
Value added and withholding tax liability	377	476
Accrued liabilities and other payables	3,535	(551)
Net cash provided by (used in) operating activities	20,177	25,680

INVESTING ACTIVITIES
Payment on principal on advances to joint ventures	(2,983)	—
Net cash provided by (used in) investing activities	$(2,983)	$—

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	December 31,
	2021	2020
FINANCING ACTIVITIES
Proceeds from revolving credit facility due to owners and affiliates	$—	$10,650
Repayment of long-term debt	(10,937)	(11,165)
Payment of debt issuance costs	(837)	—
Net proceeds from issuance of Series A preferred units	—	781
Cash distributions to limited partners and preferred unitholders	(4,211)	(18,745)
Net cash provided by (used in) financing activities	(15,985)	(18,479)

Increase (decrease) in cash, cash equivalents and restricted cash	1,209	7,201
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(20)	80
Cash, cash equivalents and restricted cash, beginning of period	60,731	43,782
Cash, cash equivalents and restricted cash, end of period	$61,920	$51,063

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2021 AND 2020

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended December 31, 2021 and 2020, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended December 31, 2021 and 2020, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2021

(in thousands of U.S. dollars)

	Three months ended December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,192	10,952	—	47,144	(10,952)	(1)	$36,192
Total revenues	36,192	10,952	—	47,144			36,192
Operating expenses	(12,128)	(2,606)	(1,909)	(16,643)	2,606	(1)	(14,037)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,439	(1)	5,439
Segment EBITDA	24,064	8,346	(1,909)	30,501
Depreciation and amortization	(5,099)	(2,489)	—	(7,588)	2,489	(1)	(5,099)
Operating income (loss)	18,965	5,857	(1,909)	22,913			22,495
Gain (loss) on derivative instruments	—	2,054	—	2,054	(2,054)	(1)	—
Other financial income (expense), net	(1,818)	(2,472)	(3,985)	(8,275)	2,472	(1)	(5,803)
Income (loss) before tax	17,147	5,439	(5,894)	16,692			16,692
Income tax expense	(532)	—	—	(532)	—		(532)
Net income (loss)	$16,615	5,439	(5,894)	16,160	—		$16,160
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$16,615	5,439	(5,894)	16,160	(3,877)	(2)	$12,283

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED DECEMBER 31, 2020

(in thousands of U.S. dollars)

	Three months ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,059	10,012	—	46,071	(10,012)	(1)	$36,059
Total revenues	36,059	10,012	—	46,071			36,059
Operating expenses	(7,786)	(1,685)	(1,743)	(11,214)	1,685	(1)	(9,529)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,217	(1)	4,217
Segment EBITDA	28,273	8,327	(1,743)	34,857
Depreciation and amortization	(5,210)	(2,492)	—	(7,702)	2,492	(1)	(5,210)
Operating income (loss)	23,063	5,835	(1,743)	27,155			25,537
Gain (loss) on derivative instruments	—	1,191	—	1,191	(1,191)	(1)	—
Other financial income (expense), net	(1,876)	(2,809)	(3,823)	(8,508)	2,809	(1)	(5,699)
Income (loss) before tax	21,187	4,217	(5,566)	19,838			19,838
Income tax expense	(1,325)	—	—	(1,325)	—		(1,325)
Net income (loss)	$19,862	4,217	(5,566)	18,513	—		$18,513
Preferred unitholders’ interest in net income	—	—	—	—	3,785	(2)	3,785
Limited partners’ interest in net income (loss)	$19,862	4,217	(5,566)	18,513	(3,785)	(2)	$14,728

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended December 31, 2021 and 2020.

	Three months ended
	December 31,
(in thousands of U.S. dollars)	2021	2020
Interest income	$156	$136
Interest expense:
Interest expense	(4,820)	(4,961)
Amortization and gain (loss) on cash flow hedge	(105)	(36)
Commitment fees	(1)	(35)
Amortization of debt issuance cost	(464)	(551)
Total interest expense	(5,390)	(5,583)
Other items, net:
Foreign exchange gain (loss)	63	387
Bank charges, fees and other	(61)	(56)
Withholding tax on interest expense and other	(571)	(583)
Total other items, net	(569)	(252)
Total financial income (expense), net	$(5,803)	$(5,699)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$16,615	5,439	(5,894)	16,160			$16,160	(3)
Interest income	(38)	(1)	(118)	(157)	1	(4)	(156)
Interest expense	1,335	2,457	4,055	7,847	(2,457)	(4)	5,390
Depreciation and amortization	5,099	2,489	—	7,588	(2,489)	(5)	5,099
Other financial items (2)	521	(2,038)	48	(1,469)	2,038	(6)	569
Income tax (benefit) expense	532	—	—	532	—		532
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,456	(4)	2,456
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(2,038)	(6)	(2,038)
Segment EBITDA	$24,064	8,346	(1,909)	30,501			$30,501

	Three months ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$19,862	4,217	(5,566)	18,513			$18,513	(3)
Interest income	(52)	—	(84)	(136)	—	(4)	(136)
Interest expense	1,773	2,804	3,810	8,387	(2,804)	(4)	5,583
Depreciation and amortization	5,210	2,492	—	7,702	(2,492)	(5)	5,210
Other financial items (2)	155	(1,186)	97	(934)	1,186	(6)	252
Income tax (benefit) expense	1,325	—	—	1,325	—	(7)	1,325
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,804	(4)	2,804
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,492	(5)	2,492
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(1,186)	(6)	(1,186)
Segment EBITDA	$28,273	8,327	(1,743)	34,857			$34,857

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs”.
(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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